September 6, 2013

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PRE 14C filed on August 26, 2013

Dear Ms. Browning:

Below is a summary of the comments I received from you on September 5, 2013 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Information Statement Comments

Comment 1:	Please confirm that according to the Trust document a majority vote of shareholders can approve the new subadvisory agreement.

Response 1:	We confirm this.

Comment 2:	Please confirm the Majority Shareholder owns a majority of the outstanding voting securities of the Fund.

Response 2:	We confirm this.

Comment 3:	In the trustee consideration section, consider adding a bullet to reflect that there will be no changes to the advisory fee.

Response 3:	We will make this change.

Comment 4:	Please confirm there are no fee waivers at the subadvisory level.

Response 4:	We confirm this.

Comment 5:	Please confirm that the proposed subadviser’s fees and performance were compared against the fees and performance of other potential subadvisers. Please add disclosure if such a comparison was done, or, if not, explain supplementally why such a comparison was unnecessary.

Response 5:	Disclosure concerning the Trustee’s consideration of how the proposed subadviser’s performance compared against the fees and performance of other potential subadvisers is already included on the second page of the Information Statement. With respect to fees, the Trustees considered the level of the new subadvisory fee in relation to the existing subadvisory fee, the expertise of the new subadviser, and the fact that the advisory fee to be paid by the Fund’s shareholders would not change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company